Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MARCH 2018	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Signs a Joint Venture Agreement with Jason Furniture (Hangzhou) Co., Ltd. (“Kuka”)

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 22, 2018--Natuzzi S.p.A. (NYSE:NTZ) (the “Company”) announced that today it has signed a joint venture agreement (the “Joint Venture Agreement”) with Kuka, under which the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (the “Joint Venture”) would become a joint venture. The Joint Venture Agreement is aimed at expanding the Company’s retail network in China Mainland, Hong Kong and Macau (the “Territory”). Today, the Company, the Joint Venture and Kuka have also entered into an Agreement for the Sale and Purchase and Subscription of Shares In Natuzzi Trading (Shanghai) Co, Ltd. (the “Share Purchase Agreement” and, together with the Joint Venture Agreement, the “Agreements”).

The Agreements were signed further to the execution of a preliminary agreement on January 9, 2018. Under the Agreements, the Company and Kuka will own, respectively, a 49% and a 51% stake in the Joint Venture. The Joint Venture will distribute Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchised operated stores in the Territory, as well as through online stores.

Kuka will invest a total of Euro 65 million of which (a) Euro 35 million will be contributed to the Joint Venture for the subscription of a capital increase of U.S.$ 567,869 in the Joint Venture, and (b) Euro 30 million will be paid to the Company as consideration for the transfer of U.S.$ 486,744 of registered capital interest from the Company to Kuka.

Pursuant to the Agreements, the Joint Venture will be granted the perpetual and exclusive distribution license for the Natuzzi Italia, Natuzzi Editions and other relevant trademarks by the Company for a consideration of Euro 15 million. With respect to these trademarks, the Company will retain the right to use the Natuzzi Italia, Natuzzi Editions and other relevant trademarks for all of the Company’s existing manufacturing activities, including those carried out in the Territory and for the distribution of the Company’s products in countries other than the Territory.

The completion of the transaction contemplated by the Agreements (the “Transaction”) is subject to obtaining any applicable authorizations, regulatory filings and approvals (including approval by Kuka’s shareholders of certain agreements entered into by the Company, its subsidiary and the Joint Venture in connection with the Transaction), as well as the satisfaction of other customary closing conditions. Assuming these conditions are met, it is expected that the closing will occur by August 22, 2018.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi S.p.A. is the Italian lifestyle best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2016) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

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About Kuka

Jason Furniture (Hangzhou) Co., Ltd. is originated from a carpenter workshop founded in 1982. Now it is one of the largest upholstery furniture manufacturers and retailers in China. The company is mainly engaged in research, design, production and sales of the middle and middle-high upholstery furniture used in living room, dining room and bedroom. It has three major manufacturing bases in China, more than 3000 mono-brand stores in China and overseas, providing the high-quality products and services for the global families. The company was officially listed on the Shanghai stock exchange on October 14, 2016.

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CONTACT:
NATUZZI
INVESTOR RELATIONS
Piero Direnzo, tel. +39.080.8820.812
(IR Manager)
pdirenzo@natuzzi.com
or
NATUZZI
CORPORATE COMMUNICATION
Vito Basile, tel. +39.080.8820.676
(Press Office)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	March 22, 2018	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi